

November 15, 2023

Leonard Liptak
Chief Executive Officer
ProSomnus, Inc.
5675 Gibraltar Drive
Pleasanton, CA 94588

> **Re: ProSomnus, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 1, 2023**
> **File No. 333-275241**

Dear Leonard Liptak:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed november 1, 2023

General

1. In relation to the 5,454,524 shares of common stock issuable upon the exercise of the transaction warrants issued in the September 20, 2023, private placement, please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that these shares and warrants were issued pursuant to the exemptions provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and are exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Questions 139.09, 239.15, and 103.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Industrial Applications and Services

cc: Andrew Hoffman, Esq.